Exhibit 99.1

Oncolytics Biotech® Inc. Announces Amendment to Common Share Purchase Agreement with Lincoln Park Capital Fund, LLC

CALGARY, Oct. 20, 2014 /CNW/ - Oncolytics Biotech® Inc. ("Oncolytics" or the "Company") (TSX:ONC; NASDAQ:ONCY) announced today that it has reached an agreement on amendments to its share purchase agreement (the "Agreement") with Lincoln Park Capital Fund, LLC ("LPC") dated February 27, 2014.

The specific amendments to the Agreement include allowing the Company to sell shares to LPC at the Company's sole option independent of the closing price of the Common Stock, increasing the number of shares that may be sold to LPC at certain price levels and changes to the way the number of Commitment Shares issuable are calculated. In consideration of the amendments to the Agreement, the Company shall issue 146,397 shares of Common Stock to LPC.  All other terms and conditions of the Agreement remain in force without amendment.

"Amending our agreement with Lincoln Park provides us with an option to incrementally access additional capital and better manage our balance sheet," said Dr. Brad Thompson, President and CEO of Oncolytics. "This should allow us to maintain our focus on core operating initiatives in the quarters ahead."

The Company has filed a prospectus supplement, dated October 20, 2014, with respect to its U.S. registration statement on Form F-10 (the "Registration Statement") and Canadian final base shelf prospectus (the "Base Shelf Prospectus"), each dated August 1, 2014, pursuant to which the Company may issue up to US$3,900,000 of common shares pursuant to the terms of the Purchase Agreement (representing an aggregate market value of not more than 10% of the market value of the Company's outstanding common shares based on the determination date under applicable securities laws). Pursuant to the Purchase Agreement, the Company may file additional prospectus supplements in the United States and in Canada in the future to qualify the sale of additional common shares to LPC that would result in aggregate gross proceeds to the Company of up to US$26,000,000. No offers or sales of any common shares will be made in Canada pursuant to the Purchase Agreement or the prospectus supplement.

The Company plans to use the net proceeds for working capital and other general corporate purposes, including funding ongoing operations.

The common shares to be issued in the Financing have been approved for listing on the NASDAQ. The Toronto Stock Exchange has accepted notice of the Financing and the Company is relying on the section 602(g) exemption under the Toronto Stock Exchange Company Manual.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these common shares in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

About Oncolytics Biotech® Inc.
Oncolytics is a Calgary-based biotechnology company focused on the development of oncolytic viruses as potential cancer therapeutics.  Oncolytics' clinical program includes a variety of later-stage, randomized human trials in various indications using REOLYSIN®, its proprietary formulation of the human reovirus. For further information about Oncolytics, please visit: www.oncolyticsbiotech.com.

About Lincoln Park Capital
Lincoln Park Capital (LPC) is an institutional investor headquartered in Chicago, Illinois. LPC's experienced professionals manage a portfolio of investments in public and private entities. These investments are in a wide range of companies and industries emphasizing life sciences, specialty financing, energy and technology. LPC's investments range from multiyear financial commitments to fund growth to special situation financings to long-term strategic capital offering companies certainty, flexibility and consistency. For more information, please visit: www.lpcfunds.com.

This press release contains forward-looking statements within the meaning of the U.S. Securities Act of 1933, as amended, and U.S. Securities Exchange Act of 1934, as amended, and forward-looking information within the meaning of Canadian securities laws. Statements, other than statements of historical facts, included in this press release that address activities, events or developments that Oncolytics expects or anticipates will or may occur in the future, including such things as the proposed offering of common shares and the intended use of proceeds and other such matters are forward-looking statements and forward-looking information and involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements and forward-looking information. Such risks and uncertainties include, among others, risks related to the market conditions of the offering and risks related to the Company's business which may result in the intended use of proceeds changing. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statement and forward-looking information. Investors are cautioned against placing undue reliance on forward-looking statements and forward-looking information. The Company does not undertake to update these forward-looking statements and forward-looking information, except as required by applicable laws.

SOURCE Oncolytics Biotech Inc.

%CIK: 0001129928

For further information:

TMX Equicom
Nick Hurst
300 5th Ave. SW, 10th Floor
Calgary, Alberta  T2P 3C4
Tel: 403.218.2835
Fax: 403.218.2830
nhurst@tmxequicom.com

TMX Equicom
Michael Moore
San Diego, CA
Tel: 858.886.7813
mmoore@tmxequicom.com

Dian Griesel, Inc.
Susan Forman
335 West 38th Street, 3rd Floor
New York, NY  10018
Tel:  212.825.3210
Fax:  212.825.3229
sforman@dgicomm.com

CO: Oncolytics Biotech Inc.

CNW 17:32e 20-OCT-14